EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

August 8, 2018

AVINO REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX, ASM: NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce the consolidated financial results for the Company’s six months ended June 30, 2018. The Financial Statements and Management Discussion and Analysis (MD&A) can be viewed on the Company's web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

“We continued to deliver steady financial and operating results for the second quarter of 2018, and while our gold and silver production was lower than the comparable quarter of 2017, our copper production increased by 31%, and silver equivalent production increased by 6%” said David Wolfin, President and CEO. “We were very pleased to announce the commissioning of Mill Circuit 4 in June, which is a significant investment in Avino’s growth, and we continue to focus on completing the paste backfill engineering and we are looking forward to a future construction decision on the paste backfill plant.”

SECOND QUARTER 2018 HIGHLIGHTS

•	Generated revenues of $9.2 million from the sale of bulk concentrates

•	Mine operating income of $2.4 million

•	Net income after taxes of $0.8 million or $0.02 earnings per share

•	Produced 738,853 silver equivalent ounces[1], including 323,014 ounces of silver, 1,734 ounces of gold and 1,480,830 pounds of copper

•	Total consolidated cash cost[2] was $9.07 per payable silver equivalent ounce[1]

•	Consolidated all-in sustaining cost (“AISC”)[2] was $10.54 per payable silver equivalent ounce[1]

•	Working capital of $10.0 million

•	Cash of $4.8 million was on hand at the end of the quarter

•	Average realized selling prices for silver and gold were US$16.54 and US$1,265 per ounce, respectively, and the average realized selling price for copper was $6,939 per tonne

1.	In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,306 oz Au and $3.12 lb Cu.

2.	The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

Avino Silver & Gold Mines Ltd. – August 8, 2018

Avino Reports Q2 2018 Financial Results

HIGHLIGHTS (Expressed in US$)	Second Quarter 2018	Second Quarter 2017	Change
Operating
Tonnes Milled	184,726	137,493	34%
Silver Ounces Produced	323,014	386,002	-16%
Gold Ounces Produced	1,734	1,954	-11%
Copper Pounds Produced	1,480,830	1,113,161	33%
Silver Equivalent Ounces[1] Produced	738,853	698,174	6%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	646,555	542,002	19%
Cash Cost per Silver Equivalent Ounce[2,3]	$9.07	$8.90	2%
All-in Sustaining Cash Cost per Silver Equivalent Ounce[2,3]	$10.54	$10.42	1%
Average Realized Silver Price per Ounce	$16.54	$17.09	-3%
Average Realized Gold Price per Ounce	$1,265	$1,259	0%
Average Realized Copper Price per Tonne	$6,939	$5,643	23%
Financial (in 000’s)
Revenues	$9,176	$7,911	16%
Mine Operating Income	$2,406	$2,482	-3%
Net Income	$839	$1,152	-27%
Cash	$4,766	$5,914	-19%
Working Capital	$10,020	$17,687	-43%
Per Share Amounts
Earnings per Share ("EPS") – Basic	$0.02	$0.02	0%
Cash Flow per Share (YTD)[3] – Basic	$0.05	$0.06	-17%

1.	In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,306 oz Au and $3.12 lb Cu. In Q2, 2017, AgEq was calculated using metals prices of $17.26 oz Ag, $1,257 oz Au and $2.57 lb Cu.

2.	“Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3.	The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

Financial Results

The Company generated revenues of $9.2 million during the second quarter of 2018, $1.3 million higher than the second quarter of 2017.

Mine operating income was $2.4 million during the second quarter of 2018, compared to $2.5 million in the same period of 2017. The decrease is due to lower production at San Gonzalo, an increase in labour and energy costs, and non-cash depletion costs at San Gonzalo.

During the second quarter of 2018, net income decreased by 27% to $0.8 million or $0.02 earnings per share, compared to net income of $1.2 million or $0.02 earnings per share in the second quarter of 2017.

Avino Silver & Gold Mines Ltd. – August 8, 2018

Avino Reports Q2, 2018 Financial Results

Operational Results

Silver equivalent production for the second quarter of 2018 increased by 6% to 738,853 oz1 compared to 698,174 oz1 in the second quarter of 2017. Silver production for the second quarter of 2018 decreased 16% to 323,014 oz compared to 386,002 oz in the second quarter of 2017. Gold production for the second quarter of 2018 decreased by 11% to 1,734 oz compared to 1,954 oz in the corresponding period of 2017. Copper production increased by 31% to 1,480,830 lbs compared to 1,133,161 lbs in the second quarter of 2017. Total mill feed processed during the second quarter of 2018 was 184,726 dry tonnes compared to 137,493 dry tonnes during the second quarter of 2017, an increase of 34%.

At the Avino Mine, silver equivalent ounces1 produced during the second quarter of 2018 totalled 529,247 compared to 512,237 during the second quarter of 2017, an increase of 3%. The increase is due to a 24% higher copper feed grade over the same period in 2017, contributing to a 27% increase in copper production for the quarter.

At the San Gonzalo Mine, silver equivalent ounces1 produced during the second quarter of 2018 totalled 143,124 representing a decrease of 23% compared to 185,937 in the second quarter of 2017. This is due to decreases in silver and gold feed grades of 19% and 15%, respectively.

In May, 2018 Avino completed its Mill Circuit 4 expansion and began the startup, testing and commissioning phase which is expected to last through the end of 2018. During this phase, mill feed will come from historic above-ground Avino Mine stockpiles; once underground development is complete, Mill Circuit 4 will transition to processing newly-mined mill feed from the San Luis area of the Avino Mine.

During the second quarter 2018, Mill Circuit 4 processed 45,063 dry tonnes of mill feed recovering 39,943 ounces of silver, 243 ounces of gold and 39,818 pounds of copper, for a total of 66,482 silver equivalent ounces1.

Costs and Capital Expenditures

Consolidated cash costs per AgEq ounce2 for the quarter was $10.54, compared to $11.74 during the second quarter of 2017, a decrease of 10%.

All-in sustaining cash costs2 at Avino during the second quarter of 2018 was $9.74, compared to $12.14 realized during the second quarter of 2017. All-in sustaining cash cost2 at San Gonzalo during the second quarter of 2018 was $12.07 per AgEq ounce1 compared to $10.69 during the second quarter of 2017.

Capital expenditures during the six months ended June 30, 2018, were $7.4 million, compared to $4.5 million for the corresponding period of 2017.

Capital expenditures for the quarter were attributed to the completion of construction of Mill Circuit 4, as well as production equipment to meet the increased capacity.

1.	In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,306 oz Au and $3.12 lb Cu. In Q2, 2017, AgEq was calculated using metals prices of $17.26 oz Ag, $1,257 oz Au and $2.57 lb Cu.

2.	The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

Avino Silver & Gold Mines Ltd. – August 8, 2018

Avino Reports Q2, 2018 Financial Results

Bralorne Mine Update

In the second quarter the Company announced strategic exploration objectives for Bralorne for the remainder of 2018 and 2019 which will allow the use of the CDN $6,000,000 raised from the Flow-Through shares offering that closed on April 27, 2018.

The exploration strategy includes the following steps as outlined in the Company’s news release dated June 20, 2018.

1.	Comprehensive Structural Modelling and Geological Mapping

2.	Extensive Airborne and Ground Geophysics Surveys

3.	Focused Geochemical Sampling

4.	Significant Drilling Campaign

The proposed work will be the most comprehensive exploration program ever performed at the Bralorne Mining Camp. The program will use industry experts along with state-of-the-art technology to maximize the potential for success for achieving our goal of finding new veins and economic mineralized zones.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, all of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call

In addition, the Company will be holding a conference call and webcast on Thursday, August 9, 2018 at 8:00 am PDT (11:00 am EDT).

Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Second Quarter, 2018 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded and the replay will be available on the Company's web site later that day.

Avino Silver & Gold Mines Ltd. – August 8, 2018

Avino Reports Q2, 2018 Financial Results

Facebook Live Streaming Q2 Earnings Conference Call

Avino has launched new social media pages on Facebook and LinkedIn to help keep our stakeholders up-to-date. We are planning to live stream the Q2, 2018 Earnings Conference Call on our new Facebook page to provide greater accessibility. If you are currently connected to us on Facebook, we encourage you to “Like” the new page to remain connected as the existing Facebook profile has been decommissioned.

URL’s for our new social media pages are as follows:

Facebook: http://www.facebook.com/AvinoSilverGold/

LinkedIn: http://www.linkedin.com/company/avino-silver-&-gold-mines-ltd/

Twitter: http://twitter.com/Avino_ASM

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Increase Avino mine production with the completion of the Mill Circuit 4;

3.	Conduct a successful drill program in 2018 to increase and improve confidence in our resource base at Bralorne;

4.	Continue mine expansion drilling and explore regional targets on the Avino property;

5.	Follow the recommendations made in the 2017 PEA on the oxide tailings resource at the Avino Mine and assess the potential for processing the oxide tailings resource; and

6.	Complete paste backfill engineering and commence the construction of the paste backfill plant

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Jasman Yee, P.Eng, Avino director; Avino’s Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, and Avino Senior Mining Advisor. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this press release.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. – August 8, 2018

Avino Reports Q2, 2018 Financial Results

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.